                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                             VLSI TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  918270-10-9
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                        2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE:  (408) 765-8080
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               FEBRUARY 10, 1995

                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                              Page 1 of 9 Pages

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CUSIP No. 918270-10-9                   13D                 Page 2 of 9 Pages

______________________________________________________________________________

1.     NAME OF REPORTING PERSON                              Intel Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-1672743
______________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
______________________________________________________________________________

3.     SEC USE ONLY
______________________________________________________________________________

4.     SOURCE OF FUNDS                                         Working Capital
______________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
______________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
______________________________________________________________________________

   NUMBER OF            7.    SOLE VOTING POWER                      2,677,604
    SHARES                                                           (warrants)
 BENEFICIALLY           8.    SHARED VOTING POWER                          N/A
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                 2,677,604
 REPORTING                                                           (warrants)
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                     N/A

______________________________________________________________________________

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                        2,677,604
                                                                     (warrants)
______________________________________________________________________________

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
______________________________________________________________________________

13.     PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                               7%

______________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                             CO
______________________________________________________________________________

CUSIP No. 918270-10-9                 13D                  Page 3 of 9 Pages

  Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 1992 (the "Initial Statement") and previously amended on August 25, 1992, August 5, 1994, January 31, 1995, February 3, 1995, and February 6, 1995
with respect to the common stock (the "Common Stock") of VLSI Technology, Inc. ("VLSI" or the "Issuer").

Item 2.  Identity and Background.

  (a)    Name of Person Filing: Intel Corporation

         The officers and directors of Intel are set forth on Appendix A hereto.

  (b)    Address of Principal Business Office:

         2200 Mission College Boulevard
         Santa Clara, CA  95052-8119

  (c)    Principal Business:

         Manufacturer of microcomputer components, modules and systems.

  (d)    Criminal Proceedings:

         During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

  (e)    Civil Proceedings:

         During the last five years, neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)    Place of Organization:

         Delaware.

Item 5.  Interest in Securities of the Issuer.

  (a)    Number of Shares Beneficially Owned:                       0 shares
         Right to Acquire:                                  2,677,604 shares

         Percent of Class:              7% (based on 36,151,753 shares of
                                        common stock outstanding as reported
                                        by VLSI in its Form 10-Q for the
                                        quarter ended September 30, 1994)

  (b)    Sole Power to Vote, Direct the
         Vote of, or Dispose of Shares:          2,677,604 shares (warrants)

  (c)    Recent Transactions:
         On February 10, 1995, the Reporting Person sold 605,207 shares of Common Stock in an open market broker transaction, at a price of $13.875 per share.

  (d)    Rights with Respect to Dividends
         or Sales Proceeds:                                             N/A

  (e)    Date of Cessation of Five Percent
         Beneficial Ownership:                                          N/A





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CUSIP No. 918270-10-9                   13D                  Page 4 of 9 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated as of February 14, 1995.

                                            INTEL CORPORATION

                                            By   /s/  F. THOMAS DUNLAP, JR.
                                                ------------------------------
                                                    F. Thomas Dunlap, Jr.
                                                   Vice President, General
                                                    Counsel and Secretary